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Exhibit (a)(6)

Insight Communications Completes Going-Private Merger

        NEW YORK (December 16, 2005)—Insight Communications Company, Inc. today announced the successful completion of its previously announced going-private merger with Insight Acquisition Corp., an entity led by Insight Communications co-founders Sidney R. Knafel and Michael S. Willner and affiliates of The Carlyle Group.

        At the related special meeting of stockholders, holders of Insight Communications' Class A common stock and Class B Common stock, voting together as a single class, and Insight's disinterested Class A common stockholders voted to approve the merger. Insight's stockholders also voted to approve an amendment to Insight's charter to facilitate the merger.

        The merger and related transactions will not result in a change of control at Insight Communications nor will it have any impact on the day-to-day business operations. The current management team will remain in place.

        Michael Willner, Insight Communications' Chief Executive Officer, stated, "Our public stockholders received a very full price for their shares and we are happy to have delivered excellent value to them. Customers and employees of Insight Communications are excited about this new chapter in our corporate history and we are determined to thrive as a private company."

        Michael J. Connelly, Managing Director of The Carlyle Group, said, "We look forward to working with Michael Willner and his management team in the years ahead. As a private company, Insight now enters a new phase of growth and opportunity. Our thanks go to the stockholders for their support and the entire team for helping to make this a smooth and successful transaction."

        Amos B. Hostetter, Jr., a new director of Insight whose affiliate invested in Insight Communications concurrently with the closing of the merger, stated, "We are pleased to be participating with Sid Knafel and Michael Willner as they pursue this exciting opportunity."

        As a result of the merger, all outstanding shares of Insight Class A common stock, other than those held by continuing investors or as to which appraisal rights are perfected, were converted into the right to receive $11.75 per share in cash, without interest. The Bank of New York, as paying agent for the merger, will mail to Insight stockholders materials to advise them of their rights and facilitate receipt of payment for their Insight shares. Shares of Insight's Class A common stock will be delisted from the Nasdaq National Market, and trading will be suspended prior to market opening on Monday.

        Morgan Stanley and Stephens Inc. served as exclusive financial advisors to Insight Acquisition Corp. in this going-private transaction, and Citigroup Global Markets Inc. and Evercore Partners served as exclusive financial advisors to the Special Committee of Insight Communications' board of directors in this transaction.

        Dow, Lohnes & Albertson, PLLC and Debevoise & Plimpton LLP advised Insight Acquisition Corp. and Sonnenschein Nath & Rosenthal, LLP advised Insight Communications. Skadden, Arps, Slate, Meagher & Flom, LLP advised the Special Committee of Insight Communications' board of directors.

About Insight Communications:

        Insight Communications is the 9th largest cable operator in the United States, serving approximately 1.3 million customers in the four contiguous states of Illinois, Kentucky, Indiana and Ohio. Insight offers state-of-the-art services in mid-sized communities, delivering analog and digital video, high-speed Internet and, in selected markets, voice telephony to its customers.

About The Carlyle Group:

        The Carlyle Group is a global private equity firm with $35 billion under management. Carlyle invests in buyouts, venture and growth capital, real estate and leveraged finance in Asia, Europe and North America, focusing on aerospace & defense, automotive & transportation, consumer & retail, energy & power, healthcare, industrial, technology & business services and telecommunications & media. Since 1987, the firm has invested $14.9 billion of equity in 439 transactions for a total purchase price of $51.9 billion. The Carlyle Group employs more than 630 people in 15 countries. In the aggregate, Carlyle portfolio companies have more than $30 billion in revenue and employ more than 131,000 people around the world. Visit www.carlyle.com for additional information.

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Insight Communications Completes Going-Private Merger